China Information Technology, Inc. Regains Compliance with NASDAQ Minimum Bid Price Requirement

SHENZHEN, China, December 23, 2015 – China Information Technology, Inc. (CNIT) (Nasdaq: CNIT), a leading provider of internet-based platforms, products and services in China, today announced that it has regained compliance with the minimum bid price requirement for continued listing on NASDAQ Global Select Market.

As previously disclosed, the company received a notice from the NASDAQ Stock Market on November 23, 2015, indicating that the company’s ordinary shares failed to maintain a minimum bid price of $1.00 over the previous 30 consecutive business days as required by the Listing Rules of The Nasdaq Stock Market. On December 22, 2015, the company received a letter from the NASDAQ Listing Qualifications department stating that because the company maintained the closing bid price of its ordinary shares at $1.00 per share or greater from November 27 to December 21, 2015, they determined that the company has regained compliance with the minimum bid price requirement under Listing Rule 5450(a)(1).

About China Information Technology, Inc.

China Information Technology, Inc. is a leading Internet service company that makes advertising accessible and affordable for businesses of all sizes. CNIT provides cloud-based platform, exchange, and big data solutions enabling innovation and smart living in the education, health care, new media, finance and transportation sectors. Through continuous innovation, CNIT is aiming to leverage its proprietary Cloud-Application-Terminal technology to level the competitive landscape in the new media industry and deliver value for its shareholders, employees, customers, and the community. To learn more, please visit www.chinacnit.com.

Forward-Looking Statements

This press release may contain certain "forward-looking statements" relating to the business of China Information Technology, Inc., and its subsidiaries and other consolidated entities. All statements, other than statements of historical fact included herein, are "forward-looking statements" in nature within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements, often identified by the use of forward-looking terminologies such as "believes", "expects" or similar expressions, involve known and unknown risks and uncertainties. Although the Company believes that the expectations reflected in these forward-looking statements are reasonable, they do involve assumptions, risks and uncertainties, and these expectations may prove to be incorrect. Investors should not place undue reliance on these forward-looking statements, which speak only as of the date of this press release. The Company's actual results could differ materially from those anticipated in these forward-looking statements as a result of a variety of factors, including those discussed in the Company's periodic reports that are filed with the Securities and Exchange Commission and available on its website (http://www.sec.gov). All forward-looking statements attributable to the Company and its subsidiaries and other consolidated entities or persons acting on their behalf are expressly qualified in their entirety by these factors. Other than as required under the securities laws, the Company does not assume a duty to update these forward-looking statements.

For further information, please contact:

China Information Technology, Inc.
Iris Yan
Tel: +86 755 8370 4767
Email: IR@chinacnit.com
http://www.chinacnit.com

or

Asia IR•PR
Jimmy Caplan, 512-329-9505
jimmy@asia-irpr.com

or

Media Relations:
Asia IR•PR
Rick Eisenberg, 212-496-6828
rick@asia-irpr.com